26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

August 18, 2020

VIA EDGAR AND E-MAIL

Mr. Perry J. Hindin Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance United States Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	Sky Solar Holdings, Ltd.

Schedule 14D-9

Filed July 20, 2020

File No. 5-88608

Dear Mr. Hindin:

On behalf of the special committee (the “Special Committee”) of the board of directors of Sky Solar Holdings, Ltd. (the “Company”), we are submitting responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in your letter (the “Comment Letter”) dated July 23, 2020 with respect to the above-referenced Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the SEC on July 20, 2020.

In order to facilitate your review, we have repeated each comment from the Comment Letter in its entirety in italics in the original numbered sequence. Page references in the responses below are to the Schedule 14D-9. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

PARTNERS: Pierre-Luc Arsenault[3] | Manas Chandrashekar[6] | Lai Yi Chau | Justin M. Dolling[6] | David Patrick Eich[1,5,6] | Liu Gan[2] | Karen K.Y. Ho | Damian C. Jacobs[6] | Ka Man Lau | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan[3] | Amy Y.M. Ngan[9] | Nicholas A. Norris[6] | Paul S. Quinn | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Tarun R. Warriar[6] | Li Chien Wong | David Yun[6] | Jacqueline B.N. Zheng[3,6]

REGISTERED FOREIGN LAWYERS: Michelle Cheh[8] | Daniel Dusek[3] | Jennifer Y.Y. Feng[6] | James A. Hill[6] | David M. Irvine[6] | Benjamin W. James[4] | Cori A. Lable[2] | Wei Yang Lim[6] | Xiaoxi Lin[3] | Yazhe Liu[3] | Daniel A. Margulies[6] | Michael D. Rackham[6] | Tzi Yang Seow[7] | Mi Tang[3] | Wenchen Tang[3] | Liyong Xing[3] | David Zhang[3]

ADMITTED IN: [1] State of Illinois (U.S.A.); [2] Commonwealth of Massachusetts (U.S.A.); [3] State of New York (U.S.A.); [4] State of Texas (U.S.A.); [5] State of Wisconsin (U.S.A.); [6] England and Wales; [7] Singapore; [8] Victoria (Australia); [9] New South Wales (Australia); # non-resident

Beijing  Boston  Chicago  Dallas  Houston  London  Los Angeles  Munich  New York  Palo Alto  Paris  San Francisco  Shanghai  Washington, D.C.

Mr. Perry J. Hindin

August 18, 2020

Recommendation of the Special Committee, page 3

1.

With a view towards disclosure, please advise us as to what information the Special Committee requested and did not receive – other than the information identified in clauses (i), (ii) and (iii) of the first bullet point on page 5 – to allow it and its advisors to complete a full and deliberate review and evaluation of the material terms and provisions of the Offer and the prospects and value of the Company “sufficient to enable the Special Committee to take an informed position with respect to the Offer and to discharge properly its fiduciary duties under applicable law.”

Response:

The material information requested and not received are the items identified in clauses (i), (ii) and (iii) of the first bullet point on page 5. That being said, the Special Committee expects that if it were to receive all of the requested information, there would also be necessary questions and follow-up requests depending on the information received in response to the requests. Given the still incomplete understanding of what such questions and follow-up requests would be, the Special Committee does not believe that amended disclosure would be helpful to shareholders in evaluating the Offer.

Reason for the Special Committee’s Position, page 5

2.

Refer to the first bullet in this section. With a view towards disclosure, please advise why the Special Committee, established by the Board to evaluate and make a recommendation to the Board with respect to strategic alternatives available to the Company, including an offer such as the Offer, has not received the information identified in clause (i) through (iii) from the Company’s management. Please advise whether the Board, on behalf of the Special Committee, has taken any initiative to request such information from the Company’s management, and if not, why not.

Mr. Perry J. Hindin

August 18, 2020

Response:

The Special Committee does not believe additional disclosure regarding the reasons for the failure to receive the requested information is relevant because any such disclosure would be speculative. Between February 22, 2020 (the date of formation of the Special Committee) and May 25, 2020 (the date of the Buyer Group Proposal), the only strategic alternative available to the Company was the Hudson Proposal, which contemplated the acquisition of 100% of the equity interests in Sky Solar Japan K.K. (“SSJ”, a wholly-owned subsidiary of the Company in Japan). Accordingly, during this period, the financial diligence and analysis by Houlihan Lokey was focused on SSJ, rather than the Company as a whole. Furthermore, during this period, the Special Committee and Houlihan Lokey spent a substantial amount of time communicating with Hudson regarding the Hudson Proposal, in particular the financing for the Hudson Proposal and the ongoing disputes with Hudson. In addition, the Special Committee has been advised by the Company that the time required to collect the requested information was prolonged due to the impacts of COVID-19 and the Company’s concurrent requirements, including the preparation of its annual report that was filed with the SEC on May 19, 2020. After the Company received the Buyer Group Proposal on May 25, 2020, the scope of information that Houlihan Lokey needed for its financial diligence and analysis, and requested from the Company, was expanded beyond SSJ to the entire Company, including its operations and assets in the U.S., Canada, Uruguay, Chile, Bulgaria, the Czech Republic and China. According to feedback from the Company’s management, the Company sought to compile and provide the additional requested information, but has not yet provided all of it to the Special Committee and Houlihan Lokey due to the significantly expanded scope of the request and the limited resources available, primarily due to the impacts from COVID-19 (specifically, the associated stay-at-home orders that have significantly constrained the Company’s resources). More specifically on clauses (i) through (iii) of the first bullet point on page 5: clause (i) pertains to cash flow models for certain subsidiaries of the Company, while the Company has provided initial models for certain assets, Houlihan Lokey needs additional time to understand the assumptions through further discussions with the Company; clause (ii) pertains to the detailed costs related to the restoration of solar projects at the expiration of the relevant contract, typically 20 years from now, which varies from country to country, and as such, the Company needs more time to provide detailed analysis; and clause (iii) pertains to the tax loss carry forwards in various countries, and the Company needs more time to produce such information.

3.

Please disclose whether Houlihan Lokey has received any information, from the Company or any other source, to conduct any financial analysis and diligence view of the Company. If so, please advise what consideration the Company gave to disclosing such analysis. Refer to Item 8 of Schedule 14D-9 and Item 1011(c) of Regulation M-A.

Response:

As noted above, Houlihan Lokey has received certain information related to its initial information requests. In summary, the items received pertain to, among other areas, a portion of the financial projections (primarily as they relate to certain assets broken down by various regions) and recent historical financial information. Given the limitations of the information Houlihan Lokey has received, it is unable to conduct a complete financial analysis related to the Offer. In particular, any financial analyses prepared without access to the information identified in clauses (i), (ii) and (iii) of the first bullet point on page 5 would provide an incomplete and potentially misleading view of the Company. In addition, as noted on page 5, the Special Committee also considered the uncertainty regarding pending litigation (including the Hudson Dispute), which continues to make it difficult to take an informed decision with respect to the Offer. Given these limitations, Houlihan Lokey and the Special Committee concluded it would not be prudent to include such analyses in the Schedule 14D-9.

Mr. Perry J. Hindin

August 18, 2020

Should you or any other member of the Staff have any questions regarding our responses, or need additional information, please do not hesitate to call me at +852 3761 3318 or by email at david.zhang@kirkland.com.

Sincerely,

/s/ David T. Zhang

David T. Zhang

cc:	Qiang Zhan, Chairman of the Special Committee of the Board of Directors of Sky Solar Holdings, Ltd. Weimin Chen, Houlihan Lokey (China) Limited Dan O’Donnell, Houlihan Lokey (China) Limited